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                                 AMENDMENT TO
                                  BY-LAWS OF
                NORTH AMERICAN SENIOR FLOATING RATE FUND, INC.

                                 January 2001

     WHEREAS, the Board of Directors of the North American Senior Floating Rate Fund, Inc. ("Fund") elected to make certain modifications to the By-laws;

     NOW THEREFORE, pursuant to Article IX of the By-laws, the Board of Directors of the Fund approved that the following section of the By-laws be modified as set forth below:

     1. Article II, Section 9 of the Fund's By-laws be, and it hereby is amended to state as follows:

         Section 9. At all meetings of shareholders, every shareholder of record entitled to vote at that meeting shall be entitled to vote at the meeting either in person or by proxy appointed by instrument in writing subscribed by the shareholder or his or her duly authorized attorney. The placing of a shareholder's name on a proxy pursuant to telephone or electronically transmitted instructions obtained pursuant to procedures reasonably designed to verify that such instructions have been authorized by such shareholder shall constitute execution of such proxy by or on behalf of such shareholder. No proxy shall be valid after eleven (11) months from its date, unless otherwise provided in the proxy. At all meetings of the shareholders, unless the voting is conducted by inspectors, all questions relating to the qualification of voters and the validity of proxies and the acceptance or rejection of votes shall be decided by the Chairman of the meeting.